SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 9, 2007

Commission File Number: 333-121034

Jayhawk Energy, Inc.
(Exact name of registrant as specified in its charter)

Colorado	20-0990109
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2119 Arapahoe Street, Golden, Colorado	80401
(Address of principal executive offices)	(Zip Code)

(303) 435-3535
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 5.02 DEPARTURE OF DIRECTORS OR CERTAIN OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF CERTAIN OFFICERS; COMPENSATORY ARRANGEMENTS OF CERTAIN OFFICERS.

On July 9, 2007, the board of directors of Jayhawk Energy, Inc., a Colorado corporation ("Registrant") accepted the resignation of Sara Preston as Secretary, Treasurer and a director of the Registrant and the resignation of Joseph B. Young as the President and Chief Executive Officer of the Registrant only and retaining his position as a director of the Registrant and appointed Lindsay E. Gorrill to the office of President, Chief Executive Officer, Secretary and as a director of the Registrant and Joseph B. Young to the office of Chief Financial Officer of the Registrant.

Ms. Preston's resignation was not the result of any disagreement with the policies, practices or procedures of the Registrant. The resignation of Ms. Preston is attached hereto as an exhibit. Ms. Preston continues to hold 60,000,000 shares of the Registrant's common stock, or approximately 67% of the issued and outstanding.

Lindsay Gorrill, 45, has served as President of Berkley Resources Inc. located in Calgary, Alberta, since January 2005 and Chief Financial Officer of Coral Gold Resources Ltd. located in Vancouver British, Columbia since March 2006. Berkley Resources Inc. and Coral Gold Resources Ltd. are foreign reporting companies. From 1992 to 2005, Mr. Gorrill was the President and Chief Executive Officer of WGI Heavy Minerals Incorporated. From 1985 to 1992, Mr. Gorrill was a Manager at KPMG. Mr. Gorrill is a member of the Institute of Chartered Accountants and graduated from Simon Fraser University with a BBA in Finance and Marketing. Mr. Gorrill is not an officer or director of any other reporting company.

Joseph B. Young, 28, has served as the Controller for Fellows Energy, Ltd., a reporting company, since 2005. From 2002 to 2005, Mr. Young was a financial auditor with the firm PricewaterhouseCoopers. Mr. Young holds a bachelor's degree in Accounting which he earned in 2002 from the University of Utah. Mr. Young is not an officer or director of any other reporting company.

The Registrant anticipates entering into an employment agreement with Mr. Gorrill and Mr. Young, the terms of which will be disclosed when available, pursuant to which Mr. Gorrill and Mr. Young are expected to receive a salary and/or stock based compensation. Mr. Gorrill and Mr. Young do not own any shares of the Registrant's common stock.

ITEM 9.01 EXHIBITS.

The following exhibits are filed with this report on Form 8-K.

Exhibit Number	Exhibit
17.1	**Resignation of Sara Preston as Secretary, Treasurer and a Director**
17.2	**Resignation of Joseph Young as President and Chief Executive Officer**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jayhawk Energy, Inc.

July 10, 2007

By: /s/ Lindsay Gorrill

Lindsay Gorrill
President, Chief Executive Officer

3

Exhibit 17.1

RESIGNATION

I, Sara Preston, the Secretary, Treasurer and a director of Jayhawk Energy, Inc., a Colorado corporation, ("Company") hereby tender and submit my resignation as the Secretary, Treasurer and a director of the Company, such resignation to be effective upon this 9th day of July 2007.

_/s/_Sara Preston_____
Sara Preston

Exhibit 17.2

<u>RESIGNATION</u>

I, Joseph B. Young, the President, Chief Executive Officer and a director of Bella Trading Company, Inc., a Colorado corporation, ("Company") hereby tender and submit my resignation as the President and Chief Executive Officer of the Company only, retain my position as a director of the Company and accept my appointment to the office of Treasurer and Chief Financial Officer, such resignation and acceptance to be effective upon this 9th day of July 2007.

_/s/_Joseph B. Young_____
Joseph B. Young